
November 9, 2010

Robert J. Sharp
President
Sharp Performance, Inc.
23 Misty Brook Lane
New Fairfield, Connecticut  06812-2380

> **Re:     Sharp Performance, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 13, 2010**
> **File No. 333-162072**

Dear Mr. Sharp:

We have reviewed the amendment to your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated March 12, 2010.  As requested in that comment, to the extent that you continue to believe that you are not a blank check company, please state this in your registration statement.

2. We note your response to comment four in our letter dated March 12, 2010.  In your response letter dated February 12, 2010, you stated that none of the investors in your private placement were accredited investors.  However, the Form D filed on October 21, 2010 suggests that 24 of the 41 investors in the private placement were accredited investors.  Please advise.  In addition, please revise Item 15 of the registration statement to quantify the number of accredited and/or non-accredited investors that participated in the private placement.

Summary Information, page 1
Summary Financial Data, page 2

3. Please revise the first and second line item descriptions in the first table to conform to the line item descriptions in your consolidated statements of operations. Specifically, the first and second line items should be described as revenues and total expenses rather than income and total general and administrative expenses.

Determination of Offering Price, page 10

4. We note your response to comment seven in our letter dated March 12, 2010. Your revised disclosure states that the offering price "was determined by [y]our management's good faith estimate of the price of the shares, and is not related to an existing market price or other factor." Please clarify on what factors your management based its good faith estimate of the price of the shares.

Business, page 20

5. Here or in another appropriate place in the filing, please disclose the amount of funds you anticipate requiring to fund your continued operations for the next 12 months. If you do not know, please say so. This comment also applies to the risk factor on page 3 entitled "If we are unable to obtain additional funding…."

6. We note your response to comment 11 in our letter dated March 12, 2010. Please clarify what you mean when you say that "the cost of the customization process and modifications on the GT-33 models are absorbed by the client/dealership." For example, it is unclear whether Mr. Sharp initially pays the costs of customizing and modifying the GT-33 and is reimbursed for those costs when he is retained by a dealership as a consultant. In this regard, we note your statement that currently Mr. Sharp does not receive funds from the sales of the cars, which suggests that Mr. Sharp does not recoup the costs of customizing and modifying the GT-33 in that manner.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

7. We note your response to comment 18 in our letter dated March 12, 2010. However, it does not appear that you have included the discussion of your loan from Southridge LLC in your filing. Please revise your disclosure to discuss this loan.

8. Please revise your disclosure to provide additional detail regarding your "new consulting agreement," as you do on page 22.

Results of Operations for the Year Ended June 30, 2010 as Compared to Year Ended June 30, 2009, page 24

9. It appears that service expense – related party decreased by $895. Please revise. In addition, please disclose the increase in professional fees and the reasons for the increase.

Liquidity and Capital Resources, page 24

10. We note your statement that you "have sufficient funds on hand to commence business operations." However, elsewhere in your filing you state that you already have commenced operations. Please revise your disclosure so that it is consistent.

11. You state in your response to comment 17 in our letter dated March 12, 2010 that your sole officer and director has agreed to pay operating expenses until sufficient consulting revenues have been generated. We also note your disclosure in the description of property section on page 23 regarding the agreement to fund operating expenses until sufficient consulting revenues are received. Please disclose the existence, nature and terms of this agreement in your discussion of liquidity and capital resources.

Controls and Procedures, page 25

12. Please delete this section since it is not applicable to your Form S-1 registration statement.

Executive Compensation, page 27

13. It appears that compensation paid to Mr. Sharp during 2010 differs from the related party service expense disclosed in your financial statements, which we understand represents salaries paid to Mr. Sharp. Please revise the table or advise.

Transactions with Related Persons, Promoters and Certain Control Persons, page 28

14. Your disclosure regarding the terms of use of your current office space is unclear. Please revise to clarify the current terms of such use.

Financial Statements, page F-1

15. We note your disclosure in the footnote to the table in Item 13 - Other Expenses of Issuance and Distribution, that a portion of legal fees and expenses are being deferred by your prior law firm until such time you have sufficient resources. Please tell whether you recognized the deferred fees and expenses in your financial statements and, if so, how the expense and liability are classified. If not, please tell us why your accounting for the legal fees and expenses complies with GAAP.

Notes to Consolidated Financial Statements, page F-6

Note 2 – Summary of Significant Accounting Policies, page F-6
Audit Expense, page F-7

16. Your response to comment 13 in our letter dated March 12, 2010 is the same response that was provided to comment 19 in our letter dated October 22, 2009. As such, we reissue the comment: Please tell us your consideration of Section 5290.05 of the AICPA's Technical Questions and Answers. In addition, tell us your basis in GAAP for recognizing expenses for services not provided as of the balance sheet dates.

Note 3 –Loan from Related Party, page F-8

17. We understand that you recognized the expenses paid by Mr. Sharp in your financial statements. Please clarify your disclosure in the fourth sentence as the expenses were not paid pursuant to Accounting Standards Codification 230.

Signatures

18. We note your response to comment 23 in our letter dated March 12, 2010, however it does not appear that you have revised your signature page accordingly. Please revise.

Exhibit 5.2

19. We note counsel's opinion that the common stock "will be duly authorized and legally issued, fully paid and non-assessable upon issuance." Given that the stock to be offered for resale pursuant to the registration statement already is outstanding, counsel should opine that the shares *are* duly authorized, legally issued, fully paid and non-assessable. Please revise.

20. In the last paragraph, counsel refers to the reference of the firm under the caption "Interest of Named Expert and Counsel." However, no such reference is provided. Please revise the prospectus to include the name and address of counsel.

21. We note that you still refer to the legal opinion of Krieger & Prager, LLP in exhibit 5.1 and the related consent in exhibit 23.2. Please delete these references and refile the Anslow and Jaclin LLP opinion as exhibit 5.1 or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding the financial statements and related matters.  Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:     Anslow and Jaclin LLP
        Via Facsimile